Filed by Welsbach Technology Metals Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Welsbach Technology Metals Acquisition Corp.

Commission File No. 001-41183

Date: December 12, 2022

1 Disrupting a World Powered by Batteries November 2022

· This presentation (the “presentation”) has been jointly prepared by WaveTech Group, Inc. (the “Company” or “WaveTech”) and Welsbach Technology Metals Acquisition Corp (“WTMA”) is being delivered for informational and discussion purposes only. By accepting this presentation, each recipient agrees: (i) to use this presentation for information purposes only and not as the basis for any investment decision with respect to the Company and (ii) nothing in this presentation is a recommendation, promise, or representation by the Company or WTMA nor an inducement nor an offer for an investment opportunity that is made available or offered to the public and is not directed at or offered to persons located in the European Economic Area (“EEA”), UK and Switzerland. Any person resident outside the United States who wishes to view these materials must first satisfy themselves that they are not subject to any local requirements that prohibit or restrict access to this presentation or apply to invest unless authorized, eligible and lawful to do so. · The materials are only directed at persons in Member States of the European Union who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129 (the “Prospectus Regulation”). In other Member States of the EEA which have implemented the Prospectus Regulation in their national legislation, the materials are only addressed to and directed at persons in accordance with an applicable exemption in the Prospectus Regulation and/or in accordance with an applicable exemption under a relevant national implementation measure. In other Member States of the EEA which have not implemented the Prospectus Regulation in their national legislation the materials are only addressed to and directed at persons in accordance with an applicable exemption under national law. In the United Kingdom, the materials are only directed at persons who are “qualified investors” within the meaning of the Prospectus Regulation as forms part of domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018. In addition, in the United Kingdom, the materials are being distributed only to, and are directed only at, qualified investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or who are high net worth entities falling within Article 49(2)(a) (d) of the Order and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which the materials relate is available only to relevant persons in the United Kingdom and qualified investors in any Member State of the EEA, and will only be engaged with such persons. · This presentation does not purport to contain all of the information that may be required to evaluate a possible voting or investment decision with respect to the Company. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by the Company or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction with the Company in the current private fundraising or with respect to the proposed business combination with WTMA (the “Transaction”), and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. The Company disclaims any duty to update the information contained in this presentation. Participants in the Solicitation · The Company, WTMA, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of WTMA common stock in respect of the Transaction described herein. Information about WTMA’s directors and executive officers and their ownership of WTMA common stock is set forth in WTMA’s 10 - K dated March 25, 2022 filed with the Securities and Exchange Commission (the “SEC”), as amended. Other information regarding the interests of the participants in the proxy solicitation are included in the proxy statement / prospectus pertaining to the Transaction. These documents can be obtained free of charge from the sources indicated below. Additional Information and Where To Find It · In connection with the transaction described herein, WTMA has filed and will file relevant materials with the SEC, including the registration statement / proxy statement. Promptly after the proxy statement / prospectus is declared effective by the SEC, WTMA will mail the proxy statement / prospectus and a proxy card to each WTMA stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF WTMA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT WTMA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WTMA, WAVETECH AND THE TRANSACTION. The proxy statement / prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by WTMA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to WTMA, Attention: Chris Clower, chris@welsbach.sg. Non - Solicitation · This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WTMA, the combined company or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the United States’ Securities Act of 1933, as amended. Potential investors should read the prospectus (where one exists) and seek professional advice before making any decision whether to invest in the securities discussed in this presentation in order to fully understand the potential risks and rewards associated with any decision to invest in the securities discussed in this presentation. Hedging Transactions involving any securities ultimately offered outside the United States in reliance on Regulation S under the Securities Act may not be conducted unless in compliance with the Securities Act. Continued in the next page / Disclaimer 2

Forward Looking Statements · Certain statements made in this presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward - looking statements” with respect to the Transaction between the Company and WTMA include statements regarding the benefits of the Transaction, the anticipated timing of the Transaction and the products and markets of the Company. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of WTMA’s securities, (ii) the risk that the Transaction may not be completed by WTMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WTMA, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Merger Agreement by the shareholders of WTMA, the satisfaction of the minimum amount in the trust account following redemptions by WTMA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transaction, (v) the inability to complete the PIPE investment and/or the Series B convertible note investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the Transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the Transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against WTMA related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of WTMA’s securities on a national securities exchange, (xi) the price of WTMA’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which WTMA plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting WTMA’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID - 19 pandemic, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiv) the Company’s ability to raise financing in the future, (xv) the Company’s successful technical development and commercialization of products, (xvi) the Company’s ability to scale up its manufacturing quantities of products, and (xvii) the Company’s ability to protect its intellectual property rights and ability to protect itself against potential intellectual property infringement claims. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S - 4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by WTMA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and WaveTech and WTMA assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor WTMA gives any assurance that either the Company or WTMA, or the combined company, will achieve its expectations. Industry and Market Data · In this presentation, the Company relies on and refers to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. The Company obtained this information and statistics from third - party sources, including reports by market research firms and company filings, but have not independently verified such information. Trademarks · This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Financial Information · Unless otherwise specified, the financial information and data contained in this presentation is unaudited, is based on draft statutory accounts, does not conform to Regulation S - X, and is subject to PCAOB audit, with respect to yearly data, and subject to auditor review, with respect to quarterly data. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any registration statement that may be filed with the SEC with respect to the Transaction and the proxy statement/prospectus contained therein and / or may differ materially from the Company’s actual results contained in any such registration statement. You should review the Company's audited financial statements, which will be included in any registration statement that may be filed with the SEC with respect to the Transaction and the proxy statement/prospectus contained therein. In addition, all of the Company's historical financial information included herein is preliminary and subject to change. Use of Non - GAAP Financial Measures · This presentation includes non - GAAP financial measures, including EBITDA. EBITDA is defined as net income (loss), adjusted to exclude: (i) finance costs, (ii) income tax expense, (iii) impairment losses, (iii) depreciation and amortization, and (iv) net foreign exchange gains/losses. · The Company believes that these non - GAAP measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; and 2) these measures are used by the Company’s management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of the Company to its competition. The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non - GAAP measures differently, and therefore such measures may not be directly comparable to similarly titled measures of other companies. / Disclaimer 3

/ Technology

Core Technology at a Glance

Crystal Control Technology®

Crystal Control Technology® (CCT®) modifies electro-dynamically the electrochemical processes involved in charge and discharge by imposing modulated voltage pulses during charge

Core Technology (**CCT®**) serves as the bedrock of WaveTech's portfolio of battery enhancing technologies

Up to **2x** battery life cycle [1]

Up to **3x** lifetime energy throughput [1]

Up to **67%** Reduced CO_2 emissions from direct battery related savings. 50% savings from battery manufacturing emissions, 17% (avg.) reduction in energy consumption for battery charging [1]

Optimized battery charging – reducing charge time by up to 50% [1]

Higher voltage stability [1]

Improved mechanical stability, tolerance to vibrations, and protection against deep discharge and undercharge [1]

Affects entire life cycle of the battery, from production, through use, to 2nd life [1]

The CCT® technology, is in principal chemistry agnostic. The Lithium-Ion battery chemistry is in the early testing stage.

Patents across 87 countries covering all battery chemistries

4

Source: [1]WaveTech internal/external testing and calculations back up technology benefits.

/ Benefits Sustainable Economic and Environmental Results 30% Less Energy Consumption 1 50% Less Battery Replacements 1 67% Reduction in CO 2 Emissions 1 75% Less Maintenance Visits 1 Predictive Maintenance 50% Less Generator Fuel Cost 1 5 1 All percentages are approximate based upon WaveTech internal calculations for sustainable savings potential for telecom operators. Calculations will vary on size of installation.

/ Applications T od a y’s Addressable Energy Storage Market by Segment 6 Priority 1 Priority 2 Enhancement to the existing globally installed capacity of Lead Acid Batteries in various energy storage segments, resulting in significant increase of performance, capacity and lifespan. BATTERY MANUFACTURING BATTERY RECYCLING Priority 3 UNINTERRUPTIBLE POWER SUPPLY UTILITIES DATA CENTER TELECOM HEALTHCARE RENEWABLES OIL & GAS MOTIVE & AUTOMOTIVE

/ Markets

Global Battery Market Size


USD Billion
Global Battery Market Forecast [1]
$ 100 B
$ 90 B
$ 80 B
$ 70 B
$ 60 B
$ 50 B
$ 40 B
$ 30 B
$ 20 B
$ 10 B
0
2021
2022
2023
2024
2025
Lead Acid
Lithium-Ion

	GLOBAL TOTAL [1]	LEAD ACID [1]	LITHIUM-ION [1]	OTHER [1]
2021	$ 111.86 bn	$ 42.84 bn	$ 54.64 bn	$ 14.38 bn
By 2030	$ 423.9 bn By 2030 16.68% CAGR [1]	$ 121.28 bn By 2030 12.90% CAGR [1]	$ 257.19 bn By 2030 19.49% CAGR [1]	$ 45.43 bn

As a result of growing applications in uninterrupted power supply (UPS), energy storage, telecommunications, transport vehicles, and other electric utilities, the lead acid battery market had the second largest share in 2021, ~38.3%. These batteries are used in various crucial applications due to their high reliability and low costs.

BENEFITS OF LEAD ACID BATTERIES

- Lead Acid Batteries are the lowest carbon footprint of leading battery energy storage technologies in use today. [1A]
- Remains one of the safest battery chemistries, and one with the greatest potential for improvement. [1B]
- The most recycled battery chemistry. [1C]
- Raw materials used in production readily available and inexpensive compared to other chemistries. [1D]
- Lead Acid Batteries are configurable and easily scalable. [1E]

7

Source: [1]Inkwood Research's Global Battery Market Forecast 2022 - 2030, [1A, 1B, 1C, 1D, 1E] Sources on slide 28

Cumulative 358 GW By end of 2030. 1 More than 20x Larger than the 17 GW at the end of 2020. 1 The Drive for Growth in Global Energy Storage / Markets “U.S. energy storage market could grow to as much as $426 bn over the next decade.” “Energy storage capacity in developed countries is expected to grow 40x from 2GW to 80GW.” “At the center of our green energy drive are solar and wind power, both of which are expected to contribute nearly half of the global power mix by 2050.” “Energy storage capacity in the US is expected to grow 12x by 2040.” 8 Source: 1 BloombergNEF Article - https://about.bnef.com/blog/global - energy - storage - market - set - to - hit - one - terawatt - hour - by - 2030/ 2020 2024 2026 0 50 100 150 200 250 2028 2030 Gigawatt Year Global cumulative energy storage installations 2022 350 300 More than 345 GW To be added between 2021 - 2030. 1 Up to $ 262 bn Required Investments. 1

/ Markets Current Solution to Increasing Storage Capacity Massive increase in supply of Lithium - Ion battery materials and manufacturing In the upstream, midstream, and downstream — delivering higher energy density at lower weight vs. Lead Acid Battery — ideal for EV’s. Innovation in Lithium - Ion Battery technology To increase battery efficiency, output, performance, and new battery states. Recycling Of batteries and materials of all chemistries. New battery technologies Next step beyond Lithium - Ion and other battery chemistries. Global expansion of renewable energy. MAJOR DRIVERS IN ENERGY STORAGE Global transition towards EV automotive. Regulatory and market driven. Massive growth in the global need for energy storage is attracting capical investments into the sector. 9

/ Solution

WaveTech Solution to Increasing Storage Capacity



WAVETECH

Enhancement to the existing globally installed capacity of Lead Acid Batteries in various energy storage segments, resulting in significant increase of performance, capacity and lifespan.

First WaveTech technologies are geared towards Lead Acid Batteries, which are the low hanging fruit – with the potential to bring out existing and new products fast – while having the chance to become a top tier technology provider for a large market.

Thereafter, WaveTech plans for its technology to be adapted to serve other battery chemistries where Lithium is currently under progress.

BENEFITS TO WAVETECH SOLUTION [1]

Shortage of Lithium to meet increasing demand drives market demand for Lead Acid Batteries.

Massive push for new technology causes market to turn away from already **installed** energy storage capacity.

In entering this market, WaveTech believes it has little to no competition – resulting in more attractive risk/return investment opportunity compared to the hypecompetitive Lithium-Ion space.

10

Source: [1]WaveTech internal/external testing and calculations back up technology statements.

/ Technology

Technology Portfolio at a Glance

Each product can be integrated and commercialized together as a Battery Management as a Service. They can also be used and commercialized independently.

Crystal Control Technology®

Battery Monitoring Technology

Streamlines battery operation. Remote, real-time battery monitoring. Predictive capabilities. Can be deployed with or without BEAT® device.

—

Available

CCT® BEAT®25 Device



Up to 2x battery life cycle, and up to 3x Lifetime energy throughput. Charge time reduced by up to 50%.

—

Available

Battery Recovery Technology

Batteries restored up to 100% capacity. Secondary use of previously "dead" batteries.

—

WaveTech believes commercialization expected Q1 2023

New Battery Materials

Up to 35% battery capacity gain. Application at any phase. Up to 50-100% cycle life gain.

—

Completed

CCT® for Lithium-Ion

Proof of Concept complete with promising results.

—

In R&D — POC Completed. WaveTech believes 12-24 months to commercialization

Battery Formation Technology

Reduced formation time and energy use in production. Enhanced performance and cycle life gain. Up to 15-30% energy savings in formation.

—

WaveTech believes commercialization expected 2023

SOC / SOH Evaluation Device

Real-time State of Charge (SOC) and State of Health (SOH)

—

WaveTech believes first prototype expected Q1 2023

Crystal Control Technology® Battery 4.0

—

In R&D

Data Analytics & Automated Operations

—

In R&D

11

/ Locations

WaveTech Presence

52 Employees

14 Nationalities

5 Countries



USA — WaveTech Group, Inc. - a Delaware Corporation
Norway — Officer's location
Germany — Production & Testing
Germany — Operational Headquarters
USA — Cabling & Services Subsidiary
USA — Development & Testing
Turkey — Sales Office
Bulgaria — R&D Facility

12

13 / Company W a v e T ech Highlights Limited Competition WaveTech believes the company has little to no competition in the Lead Acid Performance Enhancement Space. Upgrade Existing Systems Scalable technologies that can be retrofitted on to existing Energy Storage Systems. Battery Technology Chemistry Agnostic In principal, underlying technology is applicable across other battery chemistries, including lithium - ion Disruptive R&D Pipeline Technologies that cover all aspects of batteries. Affects battery production, usage, maintenance, and recovery. Globally Protected IP Patent family approved in 87 countries. Covers all existing battery chemistries. Lower Risk in Executing Growth vs. Lithium - Ion only Companies WaveTech’s technology increases the performance of Lead Acid batteries which has a very large TAM of installed capacity. WaveTech competes with little to no one in this space; representing much lower risk in executing WaveTech’s growth strategy vs. competing in the highly saturated Lithium - Ion space with continuous new innovations and upstream/ material supply risks and processing risk. Deep Scientific Expertise In - house expertise on material science, engineering, production and software.

/ Validation

Technology Validation

WaveTech have invested over 38mm USD over more than a decade to develop, protect, and commercialize WaveTech's Crystal Control Technology® and BEAT® Technology.

The technology has been validated by In-Field Testing, Client Commercial Use and is protected by patents across 87 countries.

- Patents cover all battery chemistries.
- Patents not limited to a certain product or packaging method.
- Two new patents has been filed and more will follow as a result of WaveTech's R&D program.

More than 30 large enterprises are currently testing BEAT®

WaveTech's technology is validated by its customers, and strategic partners.


BEAT25
Crystal Control Technology

14

/ Services

WaveTech Current Services

WaveTech's services offering is strategic to WaveTech's business model

WaveTech's services currently underpin WaveTech's revenues.

WaveTech's services provide relationship and access to customer base which overlaps with WaveTech's customer base for technology products such as BEAT®, Battery Monitoring Systems, and future products that are currently under development.



Penetration and Cross-selling

The Company provides design, procurement, installation, testing, certification and maintenance services for battery-powered critical power and structured cabling systems.

Combined, these services provide solid, worry-free foundational infrastructures: fast and reliable, cost efficient, security, process control systems and communication data services.

1. Critical Power Systems

Solutions offered include:

- Power generation (grid, solar, wind, generator)
- Energy storage (battery, fuel)
- Power conversion (ac/dc, dc/dc, dc/ac)
- Power distribution (load center, load shedding)
- Environmental controls (HVAC, free cooling, humidity)

To deliver high reliability, redundant, scalable critical systems to customers

2. Structured Cabling Systems

Solutions offered include:

- Copper and fiber optic cable
- Cable management
- Cabinets
- Underfloor systems
- Antenna systems
- Camera systems
- Video projection devices
- Paging
- Phone systems
- Directional boring

To deliver customers with a single, cohesive solution with superior service

15

/ WaveTech's Current Available Products

CCT® BEAT®25 Device


BEAT

Our Crystal Control Technology® (CCT®)
Significantly extends battery lifespan and energy throughput by imposing patented modulated voltage pulses during charge, enhancing the electrochemical processes in a battery.
–
Available

Up to
+200%
Lifespan [1]

Up to
+300%
Lifetime energy throughput [1]

Up to
50%
Reduced charging time [1]

Up to
+67%
Reduced CO_2 emissions [1]

The first CCT® technology-based WaveTech product to reach the market is the BEAT®25. It is a portable device that may be attached to the battery's terminals.

Inside the battery, the growth of fine crystals and more homogeneous active materials (porous lead dioxide and spongy lead) on the positive plate results in a more homogeneous distribution of the reaction spots in the battery plates.

Reduction in the growth rate of larger lead sulphate crystals.

Controlled formation of active material microstructures with better porosity and specific surface area.

Electrodynamic influence on the ions in the electrolyte and in the plates.

WaveTech is conducting studies to improve and optimize the effects of BEAT®s, including studies on how to obtain further improvements on lead acid batteries in combination with other enhancements. A new and improved version of BEAT® is expected to be ready first half of 2024.

16

Source: [1]WaveTech internal/external testing and calculations back up technology benefits.

WaveTech’s active battery monitoring system streamlines battery operation. It provides active and real - time visibility into the true battery and operating conditions. — Available / WaveTech’s Current Available Products Battery Monitoring System Software Analytics for preventative maintenance — developed according to requirement. Real - Time Monitoring of generator, solar, DC power plan, and AC mains (operating modes, set points, voltage, current and alarms). Remote Control capabilities for discharge test, fault reset and more — developed according to requirement. Automated Reporting for better track of customer assets and maintenance — developed according to requirement The accumulated data is centrally analyzed with predictive capabilities to deliver valuable insights for maintenance planning, key performance indicators, and budgeting. Active Battery Monitoring provides real - time information, analysis, and remote control capabilities on battery - powered energy storage systems. Asset Management allows for automatic power resource optimization, capacity, and run - time planning — developed according to requirement. 17

/ CCT ® for Lithium CCT ® for Lithium - Ion Battery Platform 18 Overview - CCT ® has been determined to benefit the performance of lithium - ion batteries. - Initial optimization work focuses on LFP lithium - ion batteries. - CCT ® and the patents describe a method on how to increase cycle life and reduce capacity loss of batteries that in essence works for any battery chemistry . When certain important parameters of the battery chemistry in question are known, WaveTech can in theory adapt the CCT ® - method(s) accordingly . - WaveTech have so far been successful with lead acid batteries and is targeting lithium - ion batteries next . Expected results are increased charge acceptance, increased constant capacity level during cycling, increased cycle life and shortened charge time . Test and Feasibility Study - The feasibility study has been concluded, confirming WaveTech’s expectation in that similar, or comparable, results to those of CCT ® applied on lead acid batteries, can be achieved on lithium - ion batteries. - The first CCT ® prototype for lithium batteries is in place (first model). - WaveTech expects to install the equipment needed to build its own lithium - ion cells/batteries to facilitate the entire process to market. The Technology - WaveTech conduct its lithium - ion research and development (“R&D”) in two ways: improving the batteries “from the outside” and improving it “from the inside.” - Validation testing of CCT ® for lithium batteries has followed the same methodology as with lead acid batteries, initially by mounting a CCT ® unit on the outside of 12V lithium batteries (retro - fit). - WaveTech also wants to apply CCT ® to lithium batteries from within the interior of the cells, to optimize the materials there. Allowing WaveTech to optimize existing chemistries or design new lithium - ion cells, producing even better results.

/ Validation

WaveTech Customer Pipeline & Partnerships

WaveTech MOU

A WaveTech MOU is a substantial agreement: typically takes 4-6 months to draft, negotiate and agree, and is usually 10 pages or longer with detailed steps from scoping to testing to contract.

Executing the MOU requires substantial amount of personnel, time, and money for the client.

COVID significantly delayed MOUs due to no client site visits.

Engagement with Tier 1 Telecom Operator

Engagement with Tier 1 Telecom Operator	Operator site due diligence	Operator site & network evaluation	Solution proposal	Field validation of savings	Benchmarking savings & final financial proposal	Contract
1-3 months	1 month	1 month	1 month	3-6 months	1 month	

A Total of 22 customers and strategic partners in various stages — Company names redacted

Stage						
Scoping Customer Solution (3 - 4 Months) (TOP 6 of 11)	One of largest African Telecom infrastructure companies	U.S. Fortune 100 Energy Company	Norwegian based company focused on infrasctructure, oil & gas, & renewable energy	One of the largest telecom companies in Norway	One of the largest Telecom carriers in Indonesia	One of the largest global Telecom companies
Proof of Concept & Benchmarking (3 - 6 Months) (TOP 6 of 8)	Global company in energy infra-structure & technologies	Large Indian Telecom services company	Large Caribbean based Telecom networks	One of the largest banks in the U.S.	One of the largest battery suppliers in South America	Power and telecom solutions provider in Africa and Southeast Asia
Initial Deployment (TOP 3 of 3)	One of the largest Telecom companies in Malaysia	U.S. based security solutions for Energy systems & data centers	U.S. based in critical energy systems solutions			

19

/ Validation

WaveTech Customer Pipeline & Partnerships

Currently in discussion under MOU

Company names redacted

Fortune Global 500 company in energy infra-structure & technologies

Company is a Fortune Global 500 leading energy management provider which is a market leader in uninterruptible power and energy storage systems.

Status: MOU signed and multiple test programs are near completion. Currently WaveTech is co-developing a number of projects in the battery space.

One of the largest battery suppliers in South America

Company is one of the largest battery makers in South America.

Status: MOU signed and in Testing Phase to demonstrate WaveTech's technologies effectiveness on production time and energy savings.

Complete energy-efficient solutions provider

Company is complete telecom infrastructure solutions provider across Middle East, Africa, and Southeast Asia

Status: MOU signed, testing in final stage.

One of the largest Telecom companies in Malaysia

Company is a Malaysian Tier 1 Telecom company.

Status: WaveTech Revenue Generating Client in Rollout Phase. WaveTech made its first commercial installation with the Company in Q3 2022.

20

/ Value Proposition

WaveTech Value Proposition to Telco Customers

Direct to Client

WaveTech Value Proposition: typical client savings in $/kWh by segment based on WaveTech's internal estimates.


Telco
0
100
200
300
400
500
600
700
800
900
1,000
1,100

Based on WaveTech's internal analysis, the following demonstrates the potential average annual savings that WaveTech believes a customer can realize by application of WaveTech's technology.

SAVINGS EXAMPLE [1]

12,000 Sites

Entire Network with one potential customer within Telecommunications sector

Total Avg. Annual Savings

$ 1,725
Per site

$ 20.7mm
Total

$ 124.2mm
6 Year contract period

	Today's Situation w/o WaveTech Technology	NEW Scenario With WaveTech Technology
Avg. battery lifespan	~ 3 years	~ 6 years
Total avg. annual cost per site	$ 5,275	$ 3,550

SAVINGS EXAMPLE [1]

460 Sites

Focus Area with one potential customer within Telecommunications sector with diesel generator & cooling (AC) – (Off Grid Battery Site)

Total Avg. Annual Savings

$ 29,533
Per site

$ 13.6mm
Total

$ 81.5mm
6 Year contract period

	Today's Situation w/o WaveTech Technology	NEW Scenario With WaveTech Technology
Avg. battery lifespan	~ 3 years	~ 6 years
Total avg. annual cost per site	$ 35,490	$ 5,957

21

Source: [1]WaveTech Internal calculations, this could vary depending on pricing methodology utilized

22 / BEAT ® Device Short - Term Strategy Manufacturing Ramp Up Strategy CURRENT In - House Production Capacity 3,500 — 4,000 BEAT ® devices per month FUTURE Current Inventory Approx. 10,000 BEAT ® Devices Manufacturing BEAT ® devices is not capital intensive Increase In - House Production Capacity to 10,000 per month Near Future To outsource manufacturing to a German company Later Stage Outsource manufacturing to closer proximity to customer locations

23 Recurring Monthly Revenue from long term contracts Subscription Price based on calculated savings potential From Day 1 WaveTech’s solutions will generate monetary savings for the customer / Business Model Subscription Revenue Model Based on Proven Savings Installation is free of charge. BENEFITS TO BUSINESS MODEL Customers save costs from prolonged use of their batteries, leading to postponed capex costs. Savings on maintenance. Payment from customers on a monthly basis over contract periods of 4 - 6 years. Potential savings from less fuel to diesel generator and maintenance crew transportation .

/ Financials

WaveTech Financial Overview

All figures in USD mn	2020	2021	6M – 2021	6M – 2022
Revenue	3.1	8.4	4.9	5.2
Gross Profit	1.1	4.1	1.7	1.8
Loss from Operations	-4.1	-4.6	-1.6	-2.7
EBITDA(1)	-23.6(5)	-5.5	-3.7	-5.4
(+) R&D Expense	0.4	1.9	0.1	0.5
EBITDARD(2)	-23.2(5)	-3.6	-3.6	-4.9
Adjusted EBITDARD(3)	-2.8	-0.5	-0.8	-2.1(4)

(1) EBITDA is computed as follows: Loss before tax (which is computed by taking loss from operations less other non-operating expenses and plus other non-operating income), plus depreciation and amortization, plus interest expense, less interest income. Please see slide 32 in the Appendix for a full reconciliation of EBITDA.

(2) EBITDARD is computed as follows: EBITDA plus research and development expenses. Please see slide 32 in the Appendix for a full reconciliation of EBITDARD.

(3) Adjusted EBITDARD is computed as follows: EBITDARD plus other non-cash expenses and less other non-cash income that arise from (a) conversion of convertible notes, (b) change in fair value of convertible notes with related party, (c) change in fair value of warrant liabilities, (d) change in fair value of earnout liability, and (e) change in fair value of embedded derivatives. Please see slide 32 in the Appendix for a full reconciliation of Adjusted EBITDARD.

(4) Adjusted EBITDARD in 6M-2022 figures are more negative than in 6M-2021, this is primarily due to (a) increased loss on foreign currency translation to $634,406 in 6M-2022 from a gain of $139,728 in 6M-2021 and (b) increased general and administrative expense to $3,343,761 in 6M-2022 from $2,613,025 in 6M-2021.

(5) EBITDA and EBITDARD in 2020 is significantly more negative in the other period primarily due to non-cash expense of (a) $10.8mn from change in fair value of convertible note with related party and (b) $9.6mn from change in fair value of warrant liabilities.

(6) Above 2020 and 2021 figures are taken from audited financial statements of WaveTech Group, Inc. on a consolidated basis. The 6M-2021 and 6M-2022 figures are taken from reviewed financial statements of WaveTech Group, Inc. on a consolidated basis.

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Earnout Program Effective at Closing of the Business Combination / Share Program Deadline Number of Shares Value of Shares Milestone End 2023 3,750,000 37.5mm USD (A) Revenue: 23.7mm USD and EBITDARD 4 : (350,000) USD OR (B) Share Price 5 12.50 USD (A) Revenue: 54.8mm USD and EBITDARD 4 : 16.9mm USD End 2024 3,750,000 37.5mm USD OR (B) Share Price 5 15.00 USD By end 2026 5,000,000 50mm USD (A) Share Price 5 20.00 USD By end 2028 5,000,000 50mm USD A. Share Price 5 30.00 USD (1) Earnout Program is structured to incentivize company performance (2) Value of shares are based upon closing share price of 10 . 00 USD per share (3) In addition to the shares received from the pre - money valuation, pursuant to the signed BCA, WaveTech's existing shareholders will be issued up to an additional 17 . 5 million of “New WaveTech” shares upon achievement of milestones, with the structure above . (4) EBITDARD is computed as follows : Loss before tax (which is computed by taking loss from operations less other non - operating expenses and plus other non - operating income), plus depreciation and amortization, plus interest expense, less interest income . plus research and development expenses . Please see slide 32 in the Appendix for a full reconciliation of EBITDARD . (5) Share Price milestone is met only if the share price closes at or above the milestone for 20 trading days out of 30 consecutive trading days . 25

/ Management W a v e T ech Leadership T eam at Closing 26 Dag A. Valand Chief Executive Officer & Board Chairman, Founder 25 years international experience in the battery industry. Established, grew, and successfully sold his family business (49% ownership ). Aasmund Erlandsen Chief Operating Officer 30 years of executive experience in the energy sector. Previously executive of Fram Drilling, Sevan Drilling, and Transocean. Silas Poel Chief Financial Officer & Board member Previously established an investment firm. Previously served as Executive Consultant for a Munich - based Family & Investment firm, and a consultant for a Swiss - based Private Equity fund. John W. Rood Corporate Secretary & Board Member Specializes in M&A, valuation, intellectual property, financial market and scientific analysis, and investor relations. Previously served as a strategic business consultant for WaveTech. Dr. Boris Monahov Chief Scientific Officer 3 patents and author of >90 battery related articles. Former Program Manager of the Advanced Lead Acid Battery Consortium under management of the International Lead Association. Member of the Alpha/Beta Society, the global club for prominent lead acid battery researchers. Matthew Fitzgerald Chief Technology Officer Previously Founder of a consulting firm in the renewable energy systems, energy storage, critical power infrastructure, and medical markets. Former Director of Engineering at C&D Technologies and Rectifier Technologies Pacific, in the critical power systems market. Note: WaveTech Leadership Team Subject to change before Closing

/ Board of Directors

WaveTech Board at Closing of Business Combination



Dag A. Valand
Chief Executive Officer & Board Chairman, Founder

25 years international experience in the battery industry.

Established, grew, and successfully sold his family business (49% ownership).



Brynjar N. Meling
Board Member, Co-Founder

One of three WaveTech Founders, having served on the board since inception in 2003.

An experienced lawyer with more than 25 years of experience.

He previously established his law firm in 1997.



Silas Poel
Chief Financial Officer & Board member

Previously established an investment firm.

Previously served as Executive Consultant for a Munich-based Family & Investment firm, and a consultant for a Swiss-based Private Equity fund.

Joining New WaveTech Board



Christopher Clower
Executive director and COO of Welsbach Holdings since March 2021.

Sits as an independent director on a number of boards in Southeast Asia.

Previously worked at Merrill Lynch from 1998 to 2009, raising over $4 billion of capital for corporate clients.

27

Note: WaveTech Board of Directors Subject to change before Closing

CROKER

Thank You!

Join us in Advancing the Next Wave in Energy Storage!

Additional Sources:
[1A] Argonne National Laboratory — https://greet.es.anl.gov/publication-batteries_lca
[1B] Battery Council International — https://aboutbatteries.batterycouncil.org/Are-lead-batteries-safe
[1C] CleanTechnica — https://cleantechnica.com/2022/07/24/recycling-lead-acid-batteries-is-easy-why-is-recycling-lithium-ion-batteries-hard/
[1D] UN Environment Programme — https://www.unep.org/explore-topics/chemicals-waste/what-we-do/emerging-issues/lead-acid-batteries
[1E] Fortune Business Insights — https://sg.news.yahoo.com/lead-acid-battery-energy-storage-142300011.html

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29 Additional Information

30 2012 First U.S. patent approved 2017 Product field testing 2018 Start of Lithium - Ion studies 2019 R&D Departments in U.S. and Bulgaria are expanded 2022 Strategic Partnerships secured 2021 Annual Revenue of 10mm USD Positive results in Lithium Validation Program Filing of two new patents; covering new Battery Materials and new Recovery Procedure for batteries 2020 First U.S. Customers 2009 Crystal Control Technology ® was born 2003 WaveTech was founded Company Milestones

/ Sources and Uses of Funds for the Business Combination

Assuming no SPAC Redemption

Sources ($mm)		Uses ($mm)	
New WaveTech Common Stock issued to existing WaveTech Stockholders	150.0	New WaveTech Common Stock issued to existing WaveTech Stockholders	150.0
Proceeds from trust account	78.5	Cash to New WaveTech Balance Sheet	74.0
Proceeds from Convertible Notes*	5.0	Estimated Total Fees and Expenses*	8.7
Proceeds from PIPE Investment*	-	Repayment of Promissory Note	0.8
Total sources	**233.5**	**Total uses**	**233.5**

Assuming 100% SPAC Redemption

Sources ($mm)		Uses ($mm)	
New WaveTech Common Stock issued to existing WaveTech Stockholders	150.0	New WaveTech Common Stock issued to existing WaveTech Stockholders	150.0
Proceeds from trust account	–	Cash to New WaveTech Balance Sheet	25.9
Proceeds from Convertible Notes*	5.0	Estimated Total Fees and Expenses*	10.3
Proceeds from PIPE Investment*	32.0	Repayment of Promissory Note	0.8
Total sources	**187.0**	**Total uses**	**187.0**

*Assumes (i) the issuance of shares to PIPE Investors and Convertible Notes only in an amount sufficient to satisfy the Minimum Available Cash Condition and (ii) the issuance by WaveTech of at least $5,000,000 in aggregate principal amount of Convertible Notes. Actual amount of Convertible Notes issued or number of shares issued to Convertible Notes Investors or to PIPE Investors could be materially more or less than assumed amounts, including resulting in proceeds in excess of the Minimum Available Cash Condition.

31

/ Pro-forma Shareholding Structure

Ownership of New WaveTech ater the Business Combination

	Scenario 1 (Assuming no redemption)		Scenario 2 (Assuming 50% redemption)		Scenario 3 (Assuming 100% redemption)	
	Ownership in shares	Ownership %	Ownership in shares	Ownership %	Ownership in shares	Ownership %
WTMA Public Shareholders(1)	8,500,455	32.3%	4,636,612	20.6%	772,769	3.5%
WTMA Sponsor, current directors, officers and affiliates, and representatives(2)	2,319,181	8.8%	2,319,181	10.3%	2,319,181	10.6%
WaveTech Group Shareholders(3)	15,000,000	57.0%	15,000,000	66.8%	15,000,000	68.8%
Shares underlying WaveTech Convertible Notes and WTMA PIPE Investors(4)	500,000	1.9%	500,000	2.2%	3,700,000	17.0%
Total	**26,319,636**	**100.0%**	**22,455,793**	**100.0%**	**21,791,950**	**100.0%**

(1) Includes the issuance of 772,769 shares of New WaveTech Common Stock pursuant to the public rights.

(2) Includes the issuance of 35,205 shares of New WaveTech Common Stock pursuant to the private placement rights.

(3) Excludes 17,500,000 Earnout Shares as the earnout contingencies have not yet been met.

(4) Assumes (i) the issuance of shares to PIPE Investors and Convertible Notes only in an amount sufficient to satisfy the Minimum Available Cash Condition in each scenario and (ii) the issuance by WaveTech of at least $5,000,000 in aggregate principal amount of Convertible Notes. Actual amount of Convertible Notes issued or number of shares issued to Convertible Notes Investors or to PIPE Investors in each scenario could be materially more or less than assumed amounts, including resulting in proceeds in excess of the Minimum Available Cash Condition.

The figures in this table are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination. If the actual facts are different than the assumptions set forth below, the share numbers set forth above will be different.

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/ Financials W a v e T ech Financial Overview - Reconciliation 33 All figures in USD 2020 2021 6M — 2021 6M — 2022 Revenue 3,129,713 8,372,835 4,905,901 5,169,765 Gross Profit 1,122,294 4,067,558 1,714,475 1,803,218 Loss from Operations - 4,107,307 - 4,573,888 - 1,550,932 - 2,651,798 Loss before Tax - 24,380,219 - 7,978,224 - 4,737,442 - 6,370,114 (+) Depreciation & Amortization 968,596 1,168,234 577,581 658,391 (+) Interest Expense 25,443 1,385,978 499,828 433,643 ( - ) Interest Income −231,678 −64,202 −25,559 −79,755 EBITDA (1) - 23,617,858 (5) - 5,488,214 - 3,685,592 - 5,357,835 (+) R&D Expense 426,668 1,879,326 74,801 452,864 EBITDARD (2) - 23,191,190 (5) - 3,608,888 - 3,610,791 - 4,904,971 (+) Loss on conversion of convertible notes 0 193,281 0 0 (+) Loss (Gain) from change in fair value of convertible notes with related party 10,792,660 1,369,805 1,465,269 1,244,522 (+) Loss (Gain) from change in fair value of warrant liabilities 9,599,946 1,141,505 1,221,059 1,037,099 (+) Loss (Gain) from change in fair value of earnout liability −31,097 −48,444 −48,444 0 (+) Loss (Gain) from change in fair value of embedded derivatives −9,109 415,063 192,717 524,505 Adjusted EBITDARD (3) - 2,838,790 −537,678 −780,190 - 2,098,845 (4) (1) EBITDA is computed as follows: Loss before tax, plus depreciation and amortization, plus interest expense, less interest income. (2) EBITDARD is computed as follows: EBITDA plus research and development expenses. (3) Adjusted EBITDARD is computed as follows: EBITDARD plus other non - cash expenses and less other non - cash income that arise from (a) conversion of convertible notes, (b) change in fair value of convertible notes with related party, (c) change in fair value of warrant liabilities, (d) change in fair value of earnout liability, and (e) change in fair value of embedded derivatives. (4) Adjusted EBITDARD in 6 M - 2022 figures are more negative than in 6 M - 2021 , this is primarily due to (a) increased loss on foreign currency translation to $ 634 , 406 in 6 M - 2022 from a gain of $ 139 , 728 in 6 M - 2021 and (b) increased general and administrative expense to $ 3 , 343 , 761 in 6 M - 2022 from $ 2 , 613 , 025 in 6 M - 2021 . (5) EBITDA and EBITDARD in 2020 is significantly more negative in the other period primarily due to non - cash expense of (a) $ 10 . 8 mn from change in fair value of convertible note with related party and (b) $ 9 . 6 mn from change in fair value of warrant liabilities . (6) Above 2020 and 2021 figures are taken from audited financial statements of WaveTech Group, Inc . on a consolidated basis . The 6 M - 2021 and 6 M - 2022 figures are taken from reviewed financial statements of WaveTech Group, Inc . on a consolidated basis .